EXHIBIT 3.1

INTERMETRO COMMUNICATIONS, INC.

CERTIFICATE OF DESIGNATION

BEFORE ISSUANCE OF CLASS OR SERIES

             There is hereby designated a Series C Preferred Stock.  The number of authorized shares of Series C Preferred Stock is 1,300,000 shares.  The rights, preferences, restrictions and privileges of the Series C Preferred Stock are as follows:

I.           Dividends

The holders of the Series C Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors, out of funds legally available therefor, a dividend equal to its pro rata share of dividends declared on the Common Stock, calculated as if the Series C Preferred Stock was converted into Common Stock at the Series C Conversion Price as of the dividend record date as provided in Section III of this Certificate of Designation.

II.           No Voting Rights

Except as otherwise prescribed by law, the holders of Series C Preferred Stock shall not have any voting rights.  The Common Stock into which each share of Series C Preferred Stock is convertible under Section III will have voting rights equivalent to other Common Stock.

III.           Conversion into Common Stock

(a)           Right to Convert.  Each share of Series C Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Company or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $1.00  by the then effective Series C Conversion Price (as defined below).  The conversion price applicable to the Series C Preferred (the "Series C Conversion Price") shall initially be $0.155; provided however, that in the event one purchaser purchases aggregate Series C Shares of $1,000,000 or more within two months of its initial purchase, the Series C Conversion Price shall be $0.150. The Series C Conversion Price is subject to adjustment as provided in Section III(c).  Fractional shares of Common Stock will not be issued and upon a conversion will be rounded down to the nearest whole number.  Other than as provided in Section IV or V, the Company has no right to require a conversion of any of the shares of Series C Preferred Stock.

(b)           Mechanics of Conversion.  In order to exercise the conversion privilege, a holder shall give written notice to the Company stating that such holder elects to convert one or more shares of Series C Preferred Stock and the number of such shares to be converted.  If less than all shares of Series C Preferred Stock are converted, a new certificate for such remaining shares of Series C Preferred Stock will be issued by the Company, and the prior certificate will be voided.  Shares of Series C Preferred Stock so converted will be deemed to have been converted immediately prior to the close of business on the date of receipt of such notice, even if the Company’s stock transfer books are at that time closed, and such holder will be treated for all purposes as the record owner of the shares deliverable upon such conversion as of the close of business on such date.  The issue of Common Stock certificates on conversion shall be made without charge to the holder for any tax in respect of the issue thereof, except taxes, if any, on the income of the holder.  The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares of Common Stock in any name other than that of the holder.

(c)           Adjustments of Conversion Price for Certain Diluting Issuances, Splits and Combinations.  The Series C Conversion Price shall be subject to adjustment from time to time as follows:

(i)           Adjustments for Stock Dividends, Combinations or Splits.  If the outstanding shares of Common Stock are subdivided, by stock split or otherwise, into a greater number of shares of Common Stock without a corresponding subdivision of the Series C Preferred, or if the Company shall declare or pay any dividend on the Common Stock payable in shares of Common Stock without a corresponding dividend to holders of Series C Preferred (to the extent permitted), then the Series C Conversion Price in effect prior to such event shall be proportionately decreased upon the occurrence of such event.  If the outstanding shares of Common Stock are combined or consolidated, by reclassification, reverse stock split or otherwise, into a lesser number of shares of Common Stock without a corresponding combination or consolidation of the Series C Preferred, then the Series C Conversion Price in effect prior to such event shall be proportionately increased upon the occurrence of such event.

(ii)           Adjustments for Other Distributions.  If the Company fixes a record date for the determination of holders of Common Stock entitled to receive any distribution payable in securities of the Company other than shares of Common Stock (excluding any distribution in which the the Series C Preferred participates on an as-converted basis, and any distribution for which adjustment is otherwise made pursuant to this Section III), then in each such case provision shall be made so that the holders of the Series C Preferred receive upon conversion, in addition to the Common Stock issuable upon conversion of their shares, the property or other securities of the Company that they would otherwise have received had their shares of the Series C Preferred been converted into Common Stock immediately prior to such event and had they thereafter retained such securities, subject to all other adjustments called for during such period under this Section III.

(iii)           Adjustments for Reclassification, Exchange and Substitution.  If the Common Stock is changed into the same or a different number of shares of any other class or series of stock, whether by capital reorganization, reclassification or otherwise (other than an Acquisition or Asset Transfer under Section VI and events for which adjustment is made pursuant to Sections III(c)(ii) or 3(d) above), the Series C Conversion Price then in effect shall, concurrently with the effectiveness of such reorganization, reclassification or change, be adjusted such that the Series C Preferred shall be convertible into, in lieu of the Common Stock which the holders thereof would otherwise have been entitled to receive, a number of shares of such other class or series of capital stock equivalent to the number of shares that such holders would have been entitled to receive in such reclassification, capital reorganization or change for the number of shares of Common Stock that the holders would have been entitled to receive upon conversion of their Series C Preferred immediately prior to such reclassification, capital reorganization or change.  In any such case, appropriate adjustment shall be made in the application of the provisions of this Section III with respect to the rights of the holders of Series C Preferred after the capital reorganization to the end that the provisions of this Section III (including adjustment of the Series C Conversion Price then in effect and the number of shares issuable upon conversion of the Series C Preferred) shall be applicable after such event and be as nearly equivalent as practicable.

           (iv)           Certificate as to Adjustments.  The Company, at its expense, shall promptly compute any Series C Conversion Price adjustments and provide each holder of Series C Preferred a certificate describing such adjustment and showing in detail the facts upon which such adjustment is based.  If requested in writing by any holder of Series C Preferred, the Company shall provide such holder a certificate describing any Series C Conversion Price adjustments, the current Series C Conversion Price and the amount of Common Stock or other property issuable upon conversion of the shares of Series C Preferred.

(d)           Notices of Record Date.  If the Company shall propose at any time:

(A)           to declare any dividend or distribution upon its Common Stock other than a distribution payable solely in Common Stock;

(B)           to offer for subscription pro rata to the holders of any class or series of its capital stock any additional shares of capital stock of any class or series or other rights;

(C)           to effect any reclassification or recapitalization of its Common Stock; or

(D)           to merge or consolidate with or into any other corporation, or sell, lease or convey all or substantially all its property or business, or to liquidate, dissolve or wind up;

Then, in connection with each such event, the Company shall send to the holders of the Series C Preferred:

(1)           at least twenty (20) days' prior written notice of the date on which a record shall be taken for such dividend, distribution or subscription rights (and specifying the date on which the holders of Common Stock shall be entitled thereto) or for determining rights to vote in respect of the matters referred to in (C) and (D) above; and

(2)           in the case of the matters referred to in (C) and (D) above, at least twenty (20) days' prior written notice of the date when the same shall take place (and specifying the date on which the holders of Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable upon the occurrence of such event).

 (e)           Reservation of Stock Issuable Upon Conversion.  The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series C Preferred, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series C Preferred; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series C Preferred, in addition to such other remedies as shall be available to the holder of such Series C Preferred, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate.

IV.           Optional Redemption

The Company may redeem, at the Company’s sole and absolute discretion, all or any portion of the Series C Preferred Stock at any time after June 30, 2015, to the extent that the Series C Preferred Stock has not otherwise been redeemed or converted, by paying cash equal to the Liquidation Preference.  If a partial redemption is made, it will be made among all of the holders of the Series C Preferred Stock on a pro rata basis in proportion to each holder's relative percentage ownership of the total outstanding shares of Series C Preferred Stock.

In order to exercise its right to require a redemption, the Company, at its sole and absolute discretion, will give a written notice to the holders of the Series C Preferred Stock of the Company's election to cause a redemption (the “Redemption Notice”).  The Redemption Notice, which will be provided not less than 30 days prior to the earliest date of the proposed redemption, will designate the percentage of outstanding Series C Preferred Stock to be redeemed.  If less than all of the Series C Preferred Stock evidenced by a certificate is redeemed, then upon the surrender of said certificate, a new certificate of Series C Preferred Stock for the remaining shares of said Series C Preferred Stock will be issued by the Company.  The Company will pay the redemption price to the holder of the Series C Preferred Stock of the Company within 90 days following the date of the Redemption Notice.  In the case of a proposed redemption of the Series C Preferred Stock, a holder of the Series C Preferred Stock may exercise his conversion right provided for in Section III of this Certificate of Designation within 30 days after the date of the Redemption Notice, which will be deemed to occur upon the mailing, sending or otherwise delivering of the Redemption Notice to the holder of the Series C Preferred Stock.

V.           Company’s Optional Automatic Conversion Right

The Company may require, at the Company’s sole and absolute discretion, the conversion of the then-outstanding shares of Series C Preferred Stock into shares of Common Stock, in the event of a “Future Securities Issuance.”  A “Future Securities Issuance” for purposes of this Section V is defined as a public or private offering of shares or other placement of shares of Common Stock or Convertible Securities by the Company in one or more related transactions for aggregate consideration of $5,000,000 or more.  The Series C Preferred Stock shall be converted into shares of Common Stock at the then Series C Conversion Price.  In the event of a required conversion under this Section V, the Company will provide not less than 30 days prior notice to all holders of Series C Preferred Stock, and the conversion shall be deemed for all purposes to have occurred, automatically and without the need for any action on behalf of such holders, on the date of the consummation of the Future Securities Issuance.

VI.           Liquidation Preference

(a)           In the event of any liquidation, dissolution or winding up of the Company, the holders of Series C Preferred Stock then outstanding shall be entitled to be paid, out of the assets of the Company available for distribution to its shareholders, a preference (the "Liquidation Preference"), whether from capital surplus or earnings, in the amount of $1.00 per share in cash plus payment of all accrued but unpaid cumulative dividends, if any, prior to payment of any amount with respect to the Common Stock but only after the payment of the applicable Series A2 and B liquidation preference.

After payment of the applicable liquidation preference to the holders of the Series A2 Preferred Stock and Series B Preferred Stock, and then the payment of the Liquidation Preference to the holders of the Series C Preferred Stock and the payment of any other distributions that may be required with respect to any other series of preferred stock, the Company’s remaining assets, if any, shall be distributed ratably to the holders of the Common Stock, the holders of the Series A2 Preferred Stock, the Series B Preferred Stock, and the Series C Preferred Stock on as as-if converted basis in accordance with Section III, and the holders of any other series of outstanding preferred stock in accordance with the terms of such preferred stock.

(b)           In addition to the liquidation, dissolution or winding up of the Company referred to above, the following events shall be considered a liquidation under this Section VI:

(i)           any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the outstanding shares of the Company are exchanged for securities or other consideration issued by or on behalf of the acquiring corporation or as a result of which the shareholders of the Company immediately prior to such transaction hold less than 50% of the equity securities of the surviving or resulting corporation, excluding any consolidation or merger effected exclusively to change the domicile of the Company, any other internal reorganization, and any consolidation or merger affected exclusively with an entity that has no meaningful business or operations for the purpose of creating a public market for the Company’s Common Stock (an “Acquisition”); or

(ii)           a sale, lease or other disposition of all or substantially all of the assets of the Company to a third party (an “Asset Transfer”).

In any of such events, if the consideration received is other than cash, its value will be deemed to be its fair market value as determined in good faith by the Board of Directors.

VII.           Notices

Any notice required by the provisions hereof to be given to the holders of shares of Series C Preferred Stock shall be deemed given: (i) when personally delivered to such holder; (ii) five business days after the same has been deposited in the United States mail, certified or registered mail, return receipt requested, postage prepaid; or (iii) one business day after confirmed delivery on a notice mailed via Federal Express or other expedited mailing system, and in the case of delivery pursuant to clauses (ii) and (iii), addressed to each holder of record at his address appearing on the books of the Company.